

Mail Stop 4628

April 27, 2018

Via E-mail
Richard L. Voliva III
Chief Financial Officer
HollyFrontier Corporation
2828 N. Harwood, Suite 1300
Dallas, Texas 75201

     Re: HollyFrontier Corporation
               Form 10-K for Fiscal Year Ended
               December 31, 2017
               Filed February 21, 2018
               File No. 1-03876

Dear Mr. Voliva:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

Critical Accounting Policies, page 48

Goodwill and Long-lived Assets, page 49

1.   We note that, as part of your annual goodwill impairment testing as of July 1, 2017, you determined the fair value of your El Dorado reporting unit exceeded its carrying value by approximately 10%. Provide the following disclosures:

       • Amount of goodwill allocated to the reporting unit;

- Description of the methods and key assumptions used and how the key assumptions were determined;
- Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
- Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Reconciliations to Amounts Reported Under Generally Accepted Accounting Principles, page 51

2.   We note that your calculation of EBITDA includes an adjustment for loss on early extinguishment of debt. Question 103.01 of the SEC Compliance and Disclosure Interpretations: Non-GAAP Financial Measures defines EBITDA as "earnings before interest, taxes, depreciation and amortization."   Revise the non-GAAP measure you present as EBITDA to only include adjustments for items contemplated by its acronym or revise the title of your non-GAAP financial measure to distinguish it from the defined measure of EBITDA.

Notes to Consolidated Financial Statements

Note 2 – PCLI Acquisition, page 68

3.   Expand your disclosure to provide a qualitative description of the factors that make up the goodwill recognized in connection with the acquisition of PCLI. Refer to FASB ASC 805-30-50-1a.

4.   Tell us your consideration of disclosing supplemental pro forma information as though the acquisition date for all business combinations that occurred during the year had been as of the beginning of the comparable prior annual reporting period. Refer to FASB ASC 805-10-50-2h.

Form 8-K dated February 21, 2018

Exhibit 99.1

5.   We note that you present adjusted earnings (loss) attributable to HollyFrontier stockholders on a per share basis. Revise your presentation to provide a reconciliation of this non-GAAP earnings per share measure to GAAP earnings per share. Refer to Question 102.05 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations.

6.   In your reconciliation of net income (loss) attributable to HollyFrontier stockholders to adjusted net income attributable to HollyFrontier stockholders, you include an adjustment

to income tax expense (benefit). Revise to clearly describe the basis for this adjustment and disclose how the adjustment is calculated. Refer to Question 102.11 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or Kimberly L. Calder, Assistant Chief Accountant, at (202) 551-3701 with any questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief
Office of Natural Resources